Mail Stop 3561

								            September 13,
2005

Mr. Alan R. Rae
Chief Executive Officer
O2Diesel Corporation
100 Commerce Drive, Suite 301
Newark, Delaware 19713

		RE:	O2Diesel Corporation
			Form 10-KSB for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31 and June 30, 2005
			File No. 1-32228

Dear Mr. Rae:

	We have reviewed your responses in your letter dated August
31,
2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 8A.  Controls and Procedures

1. We have read your response to prior comment 2 and note your intention to revise the disclosure to state that "there have not been any significant changes..." Please note that Item 308 (c) of Regulation S-B requires you to disclose any changes, not just significant changes, in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.
Please revise your filings accordingly.

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

2. We have read your response to prior comment 3.  You indicate that
subsequent to the delivery of the goods and transfer of title to the
customer, the work necessary to prepare certain military vehicles was
delayed due to the inability to source flame arrestors. Please clarify whether or not it was your obligation, in connection with the sale, to perform this additional work. If the additional steps necessary to prepare the vehicles for the use of O2Diesel were your responsibility, tell us how you determined that revenue
recognition
was appropriate upon transfer of title.   Please also clarify
whether
customer acceptance was contingent on the customer obtaining the necessary environmental permit and what impact, if any, such terms had on revenue recognition.

3. We have read your response to prior comment 5. Please provide us with example journal entries for the entire CityHome program transaction flow so that we may better understand the narrative explanation you provided.

Exhibit 31 - Certifications

4. We have read your response to prior comment 9. Please revise your certifications to eliminate "as Chief Executive Officer" and "as
Chief Financial Officer" from the first sentence of the certifications.



As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. Alan R. Rae
O2Diesel Corporation
September 13, 2005
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